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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         The First Australia Fund, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                    318652104
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022


           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 2, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 318652104                                 13D



-------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Laurence Freedman
      I.R.S. No.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS
      AF, PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia


                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   2,402,212
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                      10   SHARED DISPOSITIVE POWER

                           2,402,212


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,402,212


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.0%


14    TYPE OF REPORTING PERSON
      IN






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CUSIP No. 318652104                                 13D




-------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brian Sherman
      I.R.S. No.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS
      AF, PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia


                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   2,402,212
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                      10   SHARED DISPOSITIVE POWER

                           2,402,212
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,402,212


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.0%


14    TYPE OF REPORTING PERSON
      IN




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CUSIP No. 318652104                                 13D



-------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EquitiLink Limited
      I.R.S. No.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS
      WC, BK


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New South Wales, Australia

                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   724,700
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                      10   SHARED DISPOSITIVE POWER

                           724,700
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      724,700


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.2%


14    TYPE OF REPORTING PERSON
      HC, CO




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CUSIP No. 318652104                                 13D



-------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EquitiLink U.S.A., Inc.
      I.R.S. No. 521635331


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS
      AF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   1,624,627
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                      10   SHARED DISPOSITIVE POWER

                           1,624,627
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,624,627


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.5%


14    TYPE OF REPORTING PERSON
      CO




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CUSIP No. 318652104                                 13D



                            Statement on Schedule 13D

         This Amendment No. 5 amends and supplements Items 3, 5 and 7 of the
Schedule 13D of the Reporting Persons with respect to the shares of common stock, par value $.01 per share, of The First Australia Fund, Inc. (the "Fund") as originally filed on April 1, 1999 and as amended by Amendment No. 1 thereto filed on July 9, 1999, Amendment No. 2 thereto filed on August 27, 1999, Amendment No. 3 thereto filed on September 30, 1999 and Amendment No. 4 thereto filed on October 21, 1999.

         Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is hereby amended to add the following information:

                      The shares of Common Stock acquired by EquitiLink Limited and reported in this Amendment No. 5 were acquired for an aggregate purchase price of approximately $1.38 million, of which approximately $0.59 million came from working capital of EquitiLink Limited. The remaining funds were borrowed pursuant to the Loan Agreement, dated October 25, 1999 between EquitiLink Limited and HSBC Bank Australia Limited (the "Loan Agreement"). Funds borrowed pursuant to the Loan Agreement bear interest at an adjustable rate currently equal to 7.01% per annum. A copy of the Loan Agreement is filed as Exhibit 5 hereto and is incorporated herein by reference.

           Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby restated in its entirety as set forth below:

           Item 5.  Interest in Securities of the Fund.

                      (a) The Reporting Persons beneficially own an aggregate of 2,406,212 shares of Common Stock, constituting approximately 14.0% of the outstanding shares of Common Stock (computed on the basis of 17,189,998 shares of Common Stock outstanding as of April 30, 1999 as reported in the Fund's Semi-Annual Report to the SEC on Form N-30D for the six months ended April 30, 1999). In the aggregate, all persons named in Item 2 and Annex A to the Schedule 13D as originally filed on April 1, 1999, which is incorporated herein by reference, beneficially own 2,406,836 shares of Common Stock, which represents approximately 14.0% of the outstanding shares of Common Stock.

                      (b) Each of Laurence Freedman, Brian Sherman and Richard Strickler owns 4,000, 4,000 and 624 shares of Common Stock, respectively, with sole voting and dispositive power for all such shares. Messrs. Freedman and Sherman each share voting and dispositive power with each of EquitiLink U.S.A., EIML and EquitiLink Limited, with respect to 1,624,627, 48,885 and 724,700 shares of Common Stock, respectively.

                      (c) On October 15, 1999, EIML and Richard Strickler acquired, at a price per share of $7.8625, 1,758 and 59 shares of Common Stock, respectively, pursuant to the Fund's Dividend Reinvestment Plan. During the past sixty days (other than as reported in Amendments No. 3 and 4 to the Schedule 13D of the Reporting Persons filed on September 30, 1999 and October 21, 1999,



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CUSIP No. 318652104                                 13D



           respectively), EquitiLink Limited has purchased a total of 178,400 shares of Common Stock in open-market transactions on the American Stock Exchange, as set forth below:


                  Date                                 Number of Shares                           Price per Share
                  ----                                 ----------------                           ---------------
            October 20, 1999                                30,500                                    $7.7744
            October 21, 1999                                30,300                                    $7.6869
            October 22, 1999                                15,500                                    $7.6250
            October 25, 1999                                 5,900                                    $7.6589
            October 26, 1999                                28,300                                    $7.6692
            October 27, 1999                                10,000                                    $7.6638
            October 28, 1999                                25,000                                    $7.7878
            October 29, 1999                                14,300                                    $7.9834
            November 3, 1999                                18,600                                    $7.8750


            (d) Not applicable.

            (e) Not applicable.


Item 7.  Materials to be Filed as Exhibits.

         Exhibit 5. Loan Agreement, dated October 25, 1999, between EquitiLink Limited and HSBC Bank Australia Limited.





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CUSIP No. 318652104                                 13D



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.


Date:   November 3, 1999

                                    Laurence Freedman


                                    /s/ Laurence Freedman
                                    -------------------------------
                                    Brian Sherman


                                    /s/ Brian Sherman
                                    -------------------------------
                                    EQUITILINK LIMITED


                                    By: /s/ Barry Sechos
                                        ---------------------------
                                        Name:  Barry Sechos
                                        Title: Director


                                    EQUITILINK U.S.A., INC.


                                    By: /s/ Richard P. Strickler
                                        ---------------------------
                                        Name: Richard P. Strickler
                                        Title: Managing Director






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